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FILE No. 82-5078

November 30, 2007

Asia Pacific
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VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Funai seeks remedies for infringement of Digital Television patents in the U.S. by filing a complaint with the ITC (dated October 16, 2007);
- Notice Concerning Revised Forecast of Full-Year Results (29, October, 2007) and
- Report of the Settlement of Accounts for the Six Month period ended September 30, 2007 (dated November 8, 2007).

Yours truly,

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

Press Release

FUNAI

October 16, 2007

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, President and CEO

(Code No.: 6839 1st section of TSE/OSE)

Inquires: Naoyuki Takanaka

Investor / Public Relations Department

(Tel: 81-72-870-4395)

Funai Seeks Remedies for Infringement of Digital Television Patents in the U.S. by filing a Complaint with the ITC

OSAKA--Funai Electric announced today that on October 15, 2007 (US Eastern Standard Time), Funai Electric Co., Ltd. and Funai Corporation, Inc. filed a formal Complaint with the International Trade Commission (ITC) against 14 manufacturers and importers of digital televisions and other ATSC[1] related products. Funai seeks from the ITC: (a) an exclusion order prohibiting the entry into the United States of all of accused infringers' imported digital televisions and products containing digital televisions that are covered by Funai's digital television patents; and (b) cease and desist orders directed to the accused infringers to halt them from importing, offering for sale, marketing, advertising, demonstrating, warehousing, distributing, selling and/or using such imported digital televisions and products in the United States. This is an additional step by Funai as it earlier filed suits in the United States District Court for the Central District of California, seeking damages resulting from infringement of Funai's digital television patents. Funai expects that if the investigation is instituted, a trial will be concluded by October 2008.

Complaint to the ITC

1. Date of filing:	October 15, 2007
2. Filed with:	United States International Trade Commission
3. Filed by:	Funai Electric Co., Ltd. and Funai Corporation, Inc.

4. Filed against 14 companies, as follow:

(1) Vizio, Inc., formerly known as V. Inc. / (2) Amtran Technology Co., Ltd / (3) Syntax-Brillian Corporation / (4) Taiwan Kolin Co., Ltd / (5) Polaroid Corporation / (6) Petters Group Worldwide, LLC / (7) Proview International Holdings, Ltd. / (8) Proview Technology (Shenzhen) Co., Ltd. / (9) Proview Technology, Inc. / (10) TPV Technology, Ltd./

[1] The digital television system used in the United States is described by a set of standards published by the Advanced Television Standards Committee (ATSC).

(11) TPV International (USA), Inc. / (12) Top Victory Electronics (Taiwan) Co., Ltd / (13) Envision Peripherals, Inc. and (14) International Reliance Corp.

5. Products: Digital televisions and products containing digital televisions

6. Scope of Complaint: To prohibit importation to the United States of the named products and to prevent distribution of such products imported previously.

Information in the press releases is current on the date of the press announcement, but is subject to change without prior notice.

Press Release

FUNAI

October 29, 2007

To Whom It May Concern:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st Section of TSE/OSE)
Inquiries: Naoyuki Takanaka
(Investor and Public Relations Department
TEL.: 072-870-4395)

Notice Concerning Revised Forecast of Full-Year Results

Funai Electric Co., Ltd. (the "Company") has revised the forecast of consolidated results for the full year announced together with the Brief Settlement of Accounts announcement on May 10, 2007 as follows.

1. Revised Forecasted Interim Results (April 1, 2007 - September 30, 2007)
[Consolidated] (Unit: Million Yen)

	Net Sales	Operating Income	Ordinary Income	Interim Period Net Income (Before Subsidiary Dividend) Note 1	Interim Period Net Income
Previously Announced Forecast (A)	200,800	10,800	13,000	[10,200]	6,100
Revised Forecast (B)	156,300	2,000	5,000	[2,000]	–4,300
Amount of Increase/Decrease (B-A)	–44,500	–8,800	–8,000	[–8,200]	–10,400
Rate of Increase/Decrease (%)	–22.2	–81.5	–61.5	[–80.4]	–
(Reference) Results from Previous Period (Interim Period of Fiscal Year Ended Mar. 2007)	163,151	10,366	12,301	[–]	6,990

2. Revised Forecasted Fiscal Year Results (April 1, 2007 - March 31, 2008)
[Consolidated] (Unit: Million Yen)

	Net Sales	Operating Income	Ordinary Income	Full-Year Net Income (Before Subsidiary Dividend) Note 1	Interim Period Net Income
Previously Announced Forecast (A)	420,000	22,000	26,500	[20,100]	16,000
Revised Forecast (B)	320,000	4,700	9,700	[7,800]	500
Amount of Increase/Decrease (B-A)	–100,000	–17,300	–16,800	[–12,300]	–15,500
Rate of Increase/Decrease (%)	–23.8	–78.6	–63.4	[–61.2]	–96.9
(Reference) Results from Previous Period (Fiscal Year Ended Mar. 2007)	396,712	20,766	26,591	[–]	Note 2 –3,665

3. Reasons for the Revisions of Consolidated Results Forecast

During the interim period, net sales were substantially lower than forecasted results. Although Information Equipment net sales were close to the Company's forecast, net sales of Audio Visual Equipment experienced a sharp decline. The main factors are discussed below.

(1) Larger than projected reduction in the CRT TV market

In the Funai Group's key market in the United States, manufacturers are obligated to equip all televisions with built-in digital tuners from March 2007, which has resulted in higher prices for CRT televisions. Because prices for LCD TVs continue to fall, the CRT TV market declined at an accelerating pace.

(2) Procurement shortage of panels for LCD televisions

In February 2007, the Funai Group formed a strategic alliance with Taiwan's Chi Mei Group, which includes several world-class LCD panel manufacturers, with the objective of ensuring stable procurement of TFT-LCD panels. Because of price issues during actual procurement, however, the Company decided to focus on another supplier from which it had purchased CRTs in the past. During this year, however, the supplier has experienced management difficulties which have hindered procurement from this company. Because of the resulting confusion from a procurement perspective, and efforts to procure products from several suppliers, the Funai Group faced a product shortage and ultimately could not obtain all of the panels it required. As a result, the Company was unable to respond to strong inquiries from the market.

(3) Weak sales as a result of a decline in the DVD market

In the DVD business, the market continued to shrink rapidly in the U.S., affected by the maturation of the DVD market and buying restraint as consumers await the introduction of next-generation DVD players. Net sales of products that connect to VCRs in particular fell sharply.

As a result of the above factors, operating income also declined sharply. Earnings were affected significantly, especially in the LCD TV business, which incurred a loss because of falling prices for manufactured goods and higher panel prices.

One extraordinary factor was the dissolution of FUNAI ELECTRIC (MALAYSIA) SDN.BHD., the Funai Group's manufacturing subsidiary for CRT TVs, which the Company decided to close because of the shrinking market for this product. As a result, the Company booked an extraordinary loss of 900 million yen for the interim period in conjunction with the dissolution. In addition, the distributable amount of earned surplus was reduced markedly as a result of the Company's decision to dispose of the additional tax of 19.1 billion yen pertaining to application of the Taxation Act Concerning Tax Havens in the prior period. The Company therefore implemented dividends totaling 23.9 billion yen to the Company from the dissolved FUNAI ELECTRIC (MALAYSIA) SDN.BHD and from FUNAI ELECTRIC (H.K.) LTD. (HONG KONG) during the interim period. Although this dividend was a transaction within the consolidated group and the amount was offset and was not shown on the consolidated financial statements, corporate taxes of 6.3 billion yen were generated because of the difference in tax rates between Japan and the countries where the subsidiaries are located.

Based on the factors taken into consideration for the downward revisions during the interim period, the Company has also revised its full-year forecast as shown above.

4. Outlook for the next consolidated fiscal year

In the LCD TV business, the Company has improved its prospects for procurement of LCD panels as a result of rebuilding the relationship with Chi Mei Group, the world-class Taiwan LCD panel manufacturer with which the Company formed a strategic alliance. Together with the increase in net sales, the Company plans to restore this business to profitability.

In the DVD business, the Company expects net sales to recover with the full-scale introduction of next-generation DVD players to the market, and the Company's efforts to increase sales in the European market centered on HDD-equipped recorders.

In the Information Equipment business, the Company expects to increase net sales and earnings based on cooperation with new OEM suppliers.

The Group's efforts will not stop with these measures aimed at the recovery of its business in each of these each businesses. In October 2007, the Company created an organization with stronger capabilities for responding to customers' needs in the Funai Group's key market in the

United States, by positioning the existing service department as a subsidiary under the immediate control of the Head Office.

In other action, to ensure fair competition the Company filed with the U.S. International Trade Commission for an injunction to stop U.S. imports by 14 manufacturers and importers of digital televisions and other related products, on the grounds of infringement of digital TV-related patents.

Based on these factors, the Company plans to increase total net sales from approximately 380 billion to 400 billion yen.

(Note)
The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties.
Various factors such as a change in economic conditions overseas (especially changes in the main U.S. market and possible further revaluation of the yuan) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

Note 1 Shows interim period (full-year) net income assuming dividend from subsidiaries was not implemented.

Note 2 Full year net income as a result of reversing the "long-term suspense payments of income taxes" for additional taxes based on Report No. 63 *Accounting Practices, Disclosure and Audit Treatment for Various Taxes* of the Auditing and Assurance Practice Committee of the Japanese Institute of Certified Public Accountants, and disposing of the amount as "prior fiscal year corporation taxes etc." Net income would have been 15,518 million yen had the accounting practice used in previous years been applied.

FILE NO. 82-5078

(Excerpt translation)

THE 56TH BUSINESS YEAR

(April 1, 2007 to March 31, 2008)

REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2007

(April 1, 2007 to September 30, 2007)

FUNAI ELECTRIC CO., LTD.

November 8, 2007
Corporate Resolution

1. Summary of Interim Operating Results (Consolidated)

(Million yen)

	Interim financial period ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Interim financial period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	156,317	100.0	163,151	100.0	△ 4.2
Operating Income	2,069	1.3	10,366	6.4	△ 80.0
Ordinary Income	5,053	3.2	12,301	7.5	△ 58.9
Net Income (Before subsidiary dividend)	2,046	1.3	6,990	4.3	△ 70.7
Net Income/Loss After Tax	△ 4,245	△ 2.7	6,990	4.3	—
Net Income/Loss Per Share	¥-124.52		¥203.50		

Note 1. The Company has 11 consolidated subsidiaries and 2 equity-method affiliated companies.

2. Summary of Operating Results (Non-Consolidated)

(Million yen)

	Interim financial period ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Interim financial period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Rate of increase or decrease
	Amount	%	Amount	%	
		%		%	%
Net Sales	129,650	100.0	198,126	100.0	△ 34.6
Operating Income/Loss	△ 522	△ 0.4	13,207	6.7	—
Ordinary Income	24,188	18.7	13,104	6.6	84.6
Net Income After Tax	17,299	13.3	6,609	3.3	161.7
Net Income Per Share	¥507.43		¥192.41		

Member, Financial Accounting Standards Foundation

Financial Report for Six-Month Period ended September 30, 2007

November 8, 2007

Listed company name: Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Sections

Inquiries: Representative's position and name President and CEO Tetsuro Funai
Administrator's position and name General Manager, Accounting Department Hisao Fuke TEL: (072) 870-4395

Scheduled date of Securities Report to be filed to the Kinki Finance Bureau; December 21, 2007

1. Summary of Consolidated Interim Results for the Fiscal Year Ending March 2008 (April 1, 2007 –September 30, 2007)

(1) Operating Results (Consolidated)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Interim Period(Fiscal Year)Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Interim Period ended September 2007	156,317	△ 4.2	2,069	△ 80.0	5,053	△ 58.9	△ 4,245	—
Interim Period ended September 2006	163,151	△ 3.8	10,366	△ 32.1	12,301	△ 30.4	6,990	△ 39.5
(Reference)Full-year Results for FY2006	396,712	—	20,766	—	26,591	—	△ 3,665	

	Interim Period(Fiscal Year)Net Income Per Share	Interim Period(Fiscal Year)Net Income Per Share on a Fully Diluted Basis
	Yen	Yen
Interim Period ended September 2007	△ 124.52	— —
Interim Period ended September 2006	203.50	203.23
(Reference)Full-year Results for FY2006	△ 107.01	— —

(Reference) Investment profit or loss recognized on equity basis
Six months ended September 30, 2007 △ 37 million yen
Six months ended September 30, 2006 △ 51 million yen
Fiscal year ended March 31, 2007 △ 2 million yen

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
Interim Period ended September 2007	283,967	176,825	62.1	5,175.32
Interim Period ended September 2006	298,523	197,303	66.0	5,738.76
(Reference)Full-year Results for FY2006	272,811	187,361	68.5	5,484.38

(Reference) Shareholders' Equity
Six months ended September 30, 2007 176,444 million yen
Six months ended September 30, 2006 196 960 million yen
Fiscal Year ended March 31, 2007 186,980 million yen

(3) Consolidated Cash Flows

	Cash Flows Provided by Operating Activities	Cash Flows Used in Investing Activities	Cash Flows Provided by Financing Activities	of Cash and Cash Equivalents at the End of Period
	Million yen	Million yen	Million yen	Million yen
Interim Period ended September 2007	8,835	△ 3,017	△ 4,482	92,214
Interim Period ended September 2006	10,710	6,563	△ 8,956	66,069
(Reference)Full-year Results for FY2006	46,507	3,038	△ 26,564	83,320

2. Dividends

	Dividend per Share	
Corresponding Period	Year-End	Annual
	yen	yen
Fiscal Year 2006	55.00	55.00
Fiscal Year 2007	—.—	
Fiscal Year 2007 (Projection)	55.00	55.00

3 Forecast of Consolidated Results for the Full Year (April 1, 2007 - March 31, 2008)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full Year	320,000	△19.3	4,700	△77.4	9,700	△63.5	500	—	14.67

4 Other Information

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation)

No Change

(2) Changes in Accounting Practices, Procedures and Presentation Methods for Consolidated Financial Results

(1)Changes arising from revision of accounting standards: Yes

(2)Changes arising from other factors: No

(3) Number of Shares Outstanding (Ordinary Shares)

(1)Number of shares outstanding (including treasury stock) as of September 30, 2007; 36,104,196shares
as of September 30, 2006; 36,100,296shares
as of March 31, 2007; 36,103,896shares

(2)Number of shares of treasury stock as of September 30, 2007; 2,010,729shares
as of September 30, 2006; 1,779,281shares
as of March 31, 2007; 2,010,535shares

(Reference)

1. Summary of Non-consolidated Results for the Interim Period (Fiscal Year) Ending March 2008

(April 1, 2007 – September 30, 2007)

(1) Operating Results (Non-consolidated)

(% denotes year on year)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Interim Period ended September 2007	129,650	Δ34.6	Δ 522	—	24,188	84.6	17,299	161.7
Interim Period ended September 2006	198,126	2.7	13,207	1.0	13,104	Δ 8.3	6,609	Δ 17.2
(Reference)Full-year Results for FY2006	336,941	—	15,543	—	17,317	—	Δ20,150	—

	Net Income Per Share
	Yen
Interim Period ended September 2007	507.43
Interim Period ended September 2006	192.41
(Reference)Full-year Results for FY2006	Δ 588.29

(2) Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
Interim Period ended September 2007	146,047	87,007	59.6	2,552.04
Interim Period ended September 2006	204,326	101,695	49.8	2,963.08
(Reference)Full-year Results for FY2006	119,350	71,129	59.6	2,086.30

(Reference) . Shareholders' Equity

Six months ended September 30, 2007 87,007 million yen

Six months ended September 30, 2006 101,695 million yen

Fiscal Year ended March 31, 2007 71,129 million yen

CONSOLIDATED BALANCE SHEETS

(Mil. Yen)

	Interim Financial period ended September 30, 2007		Interim Financial period ended September 30, 2006		Fiscal year ended March 31, 2007	
ASSETS:	Amount	%	Amount	%	Amount	%
Current Assets:	187,606	66.1	177,246	59.4	178,771	65.5
Cash and Deposits	92,219		66,315		83,598	
Trade Notes and Trade Accounts Receivables	42,474		46,276		49,024	
Inventories	44,049		52,779		35,045	
Deferred Tax Assets	3,655		4,384		3,173	
Others	5,785		7,966		8,501	
Allowance for Receivables	△ 577		△ 475		△ 570	
Fixed Assets:	96,361	33.9	121,276	40.6	94,039	34.5
Tangible Fixed Assets	17,671	6.2	18,949	6.3	17,953	6.6
Buildings and Structures	7,370		5,699		5,503	
Machinery, Equipment and Motor Vehicles	1,650		3,331		2,817	
Tools, Furniture and Fixtures	3,376		4,655		4,075	
Lands	5,273		5,178		5,259	
Others	1		86		296	
Intangible Fixed Assets	6,750	2.4	6,610	2.2	6,061	2.2
Patent Right	5,908		5,676		5,216	
Others	841		933		845	
Investment and Other Assets	71,939	25.3	95,716	32.1	70,024	25.7
Investment Securities	19,740		26,455		19,116	
Long-Term Loans Receivables	47,042		46,439		48,089	
Long-Term Temporary Payment of Tax	—		19,184		—	
Deferred Tax Assets	2,401		1,205		126	
Others	3,738		3,283		3,580	
Allowance for Doubtful Receivables	△ 982		△ 851		△ 888	
TOTAL ASSETS	283,967	100.0	298,523	100.0	272,811	100.0

(Mil. Yen)

	Interim Financial period ended September 30, 2007		Interim Financial period ended September 30, 2006		Fiscal year ended March 31, 2007	
LIABILITIES:	Amount	%	Amount	%	Amount	%
Current Liabilities	96,509	34.0	89,583	30.0	74,745	27.4
Trade Notes and Trade Accounts Payables	53,471		44,471		48,757	
Short-Term Loans Payables	17,057		23,397		9,018	
Accounts Payables	12,218		9,741		9,729	
Accrued Corporate Taxes, etc.	8,602		6,720		3,657	
Deferred Tax Liabilities	0		31		0	
Reserve for Products Guarantee	181		421		320	
Allowance for Liquidation Loss on Affiliated Company	949		1,923		—	
Others	4,026		2,876		3,260	
Long-Term Liabilities:	10,632	3.7	11,636	3.9	10,703	3.9
Long-Term Loans Payables	2,270		4,955		4,593	
Deferred Tax Liabilities	5,143		3,061		2,773	
Reserve for Retirement Benefits	1,596		1,793		1,697	
Allowance for Officers' Retirement Gratuities	993		922		972	
Others	629		903		666	
TOTAL LIABILITIES	107,141	37.7	101,219	33.9	85,449	31.3
NET ASSET VALUE:						
Shareholdes' Equity	171,131	60.2	192,579	64.5	179,654	65.8
Common Stock	31,280	11.0	31,261	10.5	31,278	11.4
Additional Paid-in Capital	33,245	11.7	33,226	11.1	33,243	12.2
Retained Earnings	130,944	46.1	150,124	50.3	139,468	51.1
Tresury Stock	△ 24,338	△ 8.6	△ 22,033	△ 7.4	△ 24,336	△ 8.9
Net Unrealized Holdings and Translation Gains	5,313	1.9	4,381	1.5	7,326	2.7
Net Unrealized Holding Gains on Other Securities	4,485	1.6	5,638	1.9	4,038	1.5
Foreign Exchange Translation Adjustment	827	0.3	△ 1,257	△ 0.4	3,287	1.2
Minority Interests	381	0.2	343	0.1	380	0.2
TOTAL NET ASSET VALUE	176,825	62.3	197,303	66.1	187,361	68.7
TOTAL LIABILITIES AND NET ASSET VALUE	283,967	100.0	298,523	100.0	272,811	100.0

CONSOLIDATED STATEMENTS OF INCOME

(Mil. Yen)

	Interim financial period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)		Interim financial period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)		Fiscal year ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
Net Sales	156,317	100.0	163,151	100.0	396,712	100.0
Cost of Sales	130,876	83.7	129,500	79.4	328,545	82.8
Selling, General and Administrative Expenses	23,371	15.0	23,284	14.2	47,400	12.0
Operating Income	2,069	1.3	10,366	6.4	20,766	5.2
Non-Operating Income:						
Interest Income	2,924		2,153		4,654	
Exchange Gain	452		370		2,376	
Others	188		213		292	
Non-Operating Income	3,565	2.3	2,737	1.6	7,324	1.9
Non-Operating Expenses:						
Interest Expenses	312		731		1,193	
Investment Loss on Equity Method	37		51		2	
Others	230		20		302	
Non-Operating Expenses	581	0.4	803	0.5	1,499	0.4
Ordinary Income	5,053	3.2	12,301	7.5	26,591	6.7
Extraordinary Income						
Profit on Sales of Investment Securities	343		10		10	
Others	4		14		136	
Extraordinary Income	347	0.2	25	0.0	147	0.0
Extraordinary Losses						
Allowance for Liquidation Loss on Affiliated Company Transfer	942		1,923		—	
Liquidation Loss of Affiliated Company	—		—		2,456	
Others	777		238		1,529	
Extraordinary Losses	1,720	1.0	2,162	1.3	3,986	1.0
Income before Income Taxes	3,681	2.4	10,164	6.2	22,752	5.7
Corporate Income Taxes, Inhabitant Taxes and Enterprise Taxes	7,178	4.6	5,452	3.3	6,365	1.6
Prior Fiscal Year Corporation Taxes etc.	—	—	—	—	19,184	4.8
Income Tax Adjustments	733	0.5	△ 2,298	△ 1.4	823	0.2
Minority Shareholder's Interests	14	0.0	18	0.0	44	0.0
Net Income/Loss after Tax	△ 4,245	△ 2.7	6,990	4.3	△ 3,665	△ 0.9

FIRST HALF
FINANCIAL RESULTS SUPPLEMENTATION
2007

(from 2007.4.1
to 2007.9.30)

FUNAI

FUNAI ELECTRIC CO.,LTD.

1. Summary of First Half Operating Results (Consolidated)

(1) Operating Results, Financial Conditions

(Units: 100million yen, %)

	FY2006						FY2007					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Net Sales	1,631	100.0	△ 3.8	3,967	100.0	9.9	1,563	100.0	△ 4.2	3,200	100.0	△ 19.3
Operating Income	103	6.4	△ 32.1	207	5.2	△ 10.9	20	1.3	△ 80.0	47	1.5	△ 77.4
Ordinary Income	123	7.5	△ 30.4	265	6.7	△ 3.2	50	3.2	△ 58.9	97	3.0	△ 63.5
Net Income (Before subsidiary dividend)	69	4.3	△ 39.5	△ 36	△ 0.9	–	20	1.3	△ 70.7	78	2.4	–
Net Income after Tax	69	4.3	△ 39.5	△ 36	△ 0.9	–	△ 42	△ 2.7	–	5	0.2	–
Total Assets	2,985	–	–	2,728	–	–	2,839	–	–	–	–	–
Net Assets	1,973	–	–	1,873	–	–	1,768	–	–	–	–	–

(※) Yen－Dollars / exchange rate

(Units: Yen / Dollars)

	FY2006		FY2007	
	1H	Full-Year	1H	Full-Year (Projections)
Average Rate in each period	115.32	116.95	119.19	115.00

(2) Profitability and Per Share Data

	FY2006		FY2007	
	1H	Full-Year	1H	Full-Year (Projections)
Gross Profit Ratio (%)	20.6	17.2	16.3	15.2
Operating Income Ratio (%)	6.4	5.2	1.3	1.5
Ordinary Income Ratio (%)	7.5	6.7	3.2	3.0
Shareholders' Equity Ratio (%)	66.0	68.5	62.1	-
Net Assets Per Share (Yen)	5,738.76	5,484.38	5,175.32	-
Net Income Per Share (Yen)	203.50	△ 107.01	△ 124.52	14.67
Return On Asset (%)	2.4	△ 1.3	△ 1.5	-
Return On Shareholders' Equity (%)	3.7	△ 1.9	△ 2.3	-
Number of Total Employees	23,715	20,036	15,296	-

* The figure for total number of employees includes those employees(FY2005・1H : 20,149、FY2005 : 16,717、FY2006・1H : 12,330)of outsourced production facilities located in China.

(3) Capital Expenditures, Depreciation Expenses, R&D

(Units: 100million yen, %)

	FY2006				FY2007			
	1H		Full-Year		1H		Full-Year (Projections)	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Capital Expenditures	31	40.9	54	45.9	37	19.4	110	103.7

(Units: 100million yen, %)

	FY2006						FY2007					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change	Amount	% to Sales	Change
Depreciation Expenses	34	2.1	△ 5.6	71	1.8	1.4	28	1.8	△ 17.6	65	2.0	△ 8.5
R&D	74	4.5	12.1	140	3.5	△ 0.7	77	4.9	4.1	150	4.7	7.1

(4) Cash Flow

(Units: 100million yen)

	FY2006		FY2007	
	1H	Full-Year	1H	Full-Year (Projections)
Cash flows provided by operating activities	107	465	88	—
Income Before Income Taxes	101	227	36	—
Depreciation Expenses	39	82	34	—
Others	△ 33	156	18	—
Cash flows used in investing activities	65	30	△ 30	—
Free cash flows	172	495	58	—
Cash flows provided by financing activities	△ 89	△ 265	△ 44	—
Effect of exchange rate changes on cash and cash equivalents	△ 8	17	2	—
Net increase in cash and cash equivalents	75	247	88	—

2. Operating Activities (Consolidated)

(1) Sales by Equipment

(Units: 100million yen, %)

	FY2006						FY2007					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	1,006	61.6	1.5	2,769	69.8	17.6	981	62.7	△ 2.5	2,215	69.2	△ 20.0
VCRs	41	2.5	△ 41.4	82	2.1	△ 42.3	25	1.6	△ 39.0	43	1.4	△ 47.6
DVD	322	19.7	△ 8.0	883	22.2	5.9	294	18.8	△ 8.7	554	17.3	△ 37.3
Televisions	292	17.9	△ 32.9	786	19.8	△ 21.2	141	9.0	△ 51.7	278	8.7	△ 64.6
LCD Televisions	230	14.1	389.4	776	19.6	364.7	450	28.8	95.7	1,233	38.5	58.9
PDP Televisions	41	2.5	355.6	92	2.3	84.0	4	0.2	△ 90.2	4	0.1	△ 95.7
Projectors	70	4.3	△ 4.1	124	3.1	△ 13.3	47	3.0	△ 32.9	70	2.2	△ 43.5
Others	10	0.6	42.9	26	0.7	23.8	20	1.3	100.0	33	1.0	26.9
Information Equipment	490	30.1	△ 13.8	933	23.5	△ 2.8	452	29.0	△ 7.7	723	22.6	△ 22.5
Printers	399	24.5	△ 10.9	746	18.8	△ 3.4	422	27.0	5.8	684	21.4	△ 8.3
Digital Still Cameras	91	5.6	△ 24.8	187	4.7	0.0	30	2.0	△ 67.0	39	1.2	△ 79.1
Others	135	8.3	△ 0.2	265	6.7	△ 10.1	130	8.3	△ 3.8	262	8.2	△ 1.1
Total	1,631	100.0	△ 3.8	3,967	100.0	9.9	1,563	100.0	△ 4.2	3,200	100.0	△ 19.3

(2) Sales by Areas in Equipment

(Units: 100million yen, %)

	FY2006						FY2007					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	1,006	61.6	1.5	2,769	69.8	17.6	981	62.7	△ 2.5	2,215	69.2	△ 20.0
North America	761	46.7	△ 10.4	2,263	57.0	14.3	743	47.5	△ 2.4	1,723	53.8	△ 23.9
Europe	157	9.6	220.4	342	8.6	135.9	163	10.4	3.8	282	8.8	△ 17.5
Asia and Others	5	0.2	△ 86.8	11	0.3	△ 87.1	3	0.2	△ 40.0	10	0.3	△ 9.1
Japan	83	5.1	50.9	153	3.9	6.3	72	4.6	△ 13.3	200	6.3	30.7
Information Equipment	490	30.1	△ 13.8	933	23.5	△ 2.8	452	29.0	△ 7.7	723	22.6	△ 22.5
North America	259	15.9	△ 21.8	485	12.2	△ 7.1	271	17.4	4.6	438	13.7	△ 9.7
Europe	168	10.3	△ 5.1	325	8.2	△ 0.9	124	7.9	△ 26.2	199	6.2	△ 38.8
Asia and Others	63	3.9	3.3	123	3.1	12.8	56	3.6	△ 11.1	85	2.7	△ 30.9
Japan	0	0.0	0.0	0	0.0	0.0	1	0.1	—	1	0.0	—
Others	135	8.3	△ 0.2	265	6.7	△ 10.1	130	8.3	△ 3.8	262	8.2	△ 1.1
Total	1,631	100.0	△ 3.8	3,967	100.0	9.9	1,563	100.0	△ 4.2	3,200	100.0	△ 19.3

(3) Sales by Equipment in Areas

(Units: 100million yen, %)

	FY2006						FY2007					
	1H			Full-Year			1H			Full-Year (Projections)		
	Amount	%	Change	Amount	%	Change	Amount	%	Change	Amount	%	Change
North America	1,033	63.3	△ 13.4	2,771	69.8	9.5	1,024	65.5	△ 1.0	2,171	67.8	△ 21.7
Audio Visual Equipment	761	46.7	△ 10.4	2,263	57.0	14.3	743	47.5	△ 2.4	1,723	53.8	△ 23.9
Information Equipment	259	15.9	△ 21.8	485	12.2	△ 7.1	271	17.4	4.6	438	13.7	△ 9.7
Others	13	0.7	0.0	23	0.6	△ 20.7	10	0.6	△ 23.1	10	0.3	△ 56.5
Europe	335	20.6	45.9	673	17.0	40.2	289	18.5	△ 13.7	483	15.1	△ 28.2
Audio Visual Equipment	157	9.6	220.4	342	8.6	135.9	163	10.4	3.8	282	8.8	△ 17.5
Information Equipment	168	10.3	△ 5.1	325	8.2	△ 0.9	124	7.9	△ 26.2	199	6.2	△ 38.8
Others	10	0.7	150.0	6	0.2	△ 14.3	2	0.2	△ 80.0	2	0.1	△ 66.7
Asia and Others	70	4.2	△ 32.7	139	3.5	△ 31.5	61	3.9	△ 12.9	98	3.1	△ 29.5
Audio Visual Equipment	5	0.2	△ 86.8	11	0.3	△ 87.1	3	0.2	△ 40.0	10	0.3	△ 9.1
Information Equipment	63	3.9	3.3	123	3.1	12.8	56	3.6	△ 11.1	85	2.7	△ 30.9
Others	2	0.1	△ 50.0	5	0.1	△ 44.4	2	0.1	0.0	3	0.1	△ 40.0
Japan	193	11.9	14.1	384	9.7	△ 2.6	189	12.1	△ 2.4	448	14.0	16.7
Audio Visual Equipment	83	5.1	50.9	153	3.9	6.3	72	4.6	△ 13.3	200	6.3	30.7
Information Equipment	0	0.0	0.0	0	0.0	0.0	1	0.1	—	1	0.0	—
Others	110	6.8	△ 3.5	231	5.8	△ 7.6	116	7.4	5.5	247	7.7	6.9
Total	1,631	100.0	△ 3.8	3,967	100.0	9.9	1,563	100.0	△ 4.2	3,200	100.0	△ 19.3

3. Summary of Second Quarter (Jul.- Sep.) Financial Statements (Consolidated)

(1) Operating Results

(Units: 100million yen, %)

	FY2006			FY2007		
	2Q (Jul.-Sep.)			2Q (Jul.-Sep.)		
	Amount	%	Change	Amount	%	Change
Net Sales	1,005	100.0	4.1	790	100.0	△ 21.4
Operating Income	79	7.9	△ 24.0	9	1.1	△ 88.6
Ordinary Income	95	9.5	△ 18.8	6	0.8	△ 93.7
Net Income after Tax	45	4.5	△ 36.6	△ 56	△ 7.1	—

(※) Yen—Dollars / exchange rate

(Units: Yen / Dollars)

	FY2006	FY2007
	2Q (Jul.-Sep.)	2Q (Jul.-Sep.)
Average Rate in each period	116.69	116.81

(2) Sales by Equipment

(Units: 100million yen, %)

	FY2006			FY2007		
	2Q (Jul.-Sep.)			2Q (Jul.-Sep.)		
	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	607	60.4	1.8	492	62.3	△ 18.9
VCRs	27	2.7	△ 32.5	12	1.5	△ 55.6
DVD	191	19.0	△ 4.0	141	17.9	△ 26.2
Televisions	187	18.6	△ 33.9	42	5.3	△ 77.5
LCD Televisions	156	15.5	387.5	247	31.3	58.3
PDP Televisions	18	1.8	260.0	4	0.5	△ 77.8
Projectors	24	2.4	△ 33.3	26	3.3	8.3
Others	4	0.4	300.0	20	2.5	400.0
Information Equipment	327	32.5	4.8	240	30.4	△ 26.6
Printers	264	26.3	9.1	239	30.3	△ 9.5
Digital Still Cameras	63	6.2	△ 10.0	1	0.1	△ 98.4
Others	71	7.1	22.4	58	7.3	△ 18.3
Total	1,005	100.0	4.0	790	100.0	△ 21.4

<Reference>

Summary of First Half Operating Results after Unification of Fiscal Year end※(Consolidated)

(1) Operating Results

(Unit:100million yen、%)

	FY2006				FY2007					
	1Q (After Unification※)		Full-year (After Unification※)		1Q			Full-Year (Projections)		
	Amount	%	Amount	%	Amount	%	Change	Amount	%	Change
Net Sales	2,155	100.0	3,958	100.0	1,563	100.0	△ 27.5	3,200	100.0	△ 19.2
Operating Income	174	8.1	187	4.7	20	1.3	△ 88.5	47	1.5	△ 74.9
Ordinary Income	195	9.0	246	6.2	50	3.2	△ 74.4	97	3.0	△ 60.1
Net Income (Before subsidiary dividend)	135	6.3	△ 48	—	20	1.3	△ 85.2	78	2.4	—
Net Income After Tax	135	6.3	△ 48	—	△ 42	△ 2.7	—	5	0.2	—

※ From the first quarter of FY2007 the primary overseas consolidated subsidiaries are changed the fiscal year end from December 31 to March 31 in order to unify the group's fiscal term. For comparison purpose, the figures of 1Q and full year of FY 2006 are recalculated to reflect this change of fiscal year end in primary overseas consolidated subsidiaries.

(2) Operating Activities (Sales by Equipment)

(Unit:100million yen、%)

	FY2006				FY2007					
	1Q (After Unification※)		Full-year (After Unification※)		1Q			Full-Year (Projections)		
	Amount	%	Amount	%	Amount	%	Change	Amount	%	Change
Audio Visual Equipment	1,541	71.5	2,751	69.5	981	62.7	△ 36.3	2,215	69.2	△ 19.5
VCRs	49	2.3	83	2.1	25	1.6	△ 49.0	43	1.4	△ 48.2
DVD	479	22.2	865	21.9	294	18.8	△ 38.6	554	17.3	△ 36.0
Televisions	443	20.6	808	20.4	141	9.0	△ 68.2	278	8.7	△ 65.6
LCD Televisions	450	20.9	775	19.6	450	28.8	0.0	1,233	38.5	59.1
PDP Televisions	38	1.8	77	1.9	4	0.2	△ 89.5	4	0.1	△ 94.8
Projectors	70	3.2	124	3.1	47	3.0	△ 32.9	70	2.2	△ 43.5
Others	12	0.5	19	0.5	20	1.3	66.7	33	1.0	73.7
Information Equipment	490	22.7	933	23.6	452	29.0	△ 7.7	723	22.6	△ 22.5
Printers	399	18.5	746	18.9	422	27.0	5.8	684	21.4	△ 8.3
Digital Still Cameras	91	4.2	187	4.7	30	2.0	△ 67.0	39	1.2	△ 79.1
Others	124	5.8	274	6.9	130	8.3	4.8	262	8.2	△ 4.4
Total	2,155	100.0	3,958	100.0	1,563	100.0	△ 27.5	3,200	100.0	△ 19.2

FUNAI ELECTRIC CO., LTD.

(Company)

FUNAI ELECTRIC CO., LTD.

INVESTOR / PUBLIC RELATIONS DEPARTMENT

7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan

TEL 81-72-870-4395 · FAX 81-72-874-8027

END